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Exhibit 99(a)(5)(d)

REVISED PRESS RELEASE
TENDER OFFER FOR MDI ENTERTAINMENT SHARES EXTENDED

NEW YORK, NY DECEMBER 23, 2002, SCIENTIFIC GAMES CORPORATION (NASDAQ: SGMS) today announced that MDI Entertainment, Inc. had agreed to an extension of the tender offer by Blue Suede Acquisition Corp., a wholly owned subsidiary of Scientific Games International, Inc., and that Blue Suede has extended the tender offer for the stock of MDI Entertainment, Inc. The offer will now expire at 12:00 midnight, New York City time, on January 9, 2003.

Blue Suede Acquisition Corp. is offering to purchase all issued and outstanding shares of common stock of MDI Entertainment, Inc. at a price of $1.60 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, all as amended or supplemented.

The original offer period was scheduled to expire on December 27, 2002. The tender offer was extended to allow more time for consideration of the offer by the stockholders of MDI in light of the holiday season. As of the date of the extension approximately 176,000 shares had been tendered.

Other Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of MDI. Scientific Games International, Inc. and Blue Suede Acquisition Corp. filed tender offer materials with the Securities and Exchange Commission (the "SEC") and MDI filed a solicitation/recommendation statement with respect to the tender offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement contain important information. Shareholders of MDI should read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement were sent to all shareholders of MDI free of charge. In addition, all of these materials are available free of charge on the SEC's website at http://www.sec.gov/. The tender offer documents may also be obtained from the Information Agent for the offer, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York. Banks and Brokers call collect: (212) 750-5833. All others call toll free: (888) 750-5834. The tender offer documents may also be obtained from Scientific Games by directing such request to Scientific Games, 750 Lexington Avenue, New York, NY 10022, Attn: Investor Relations, telephone: 212-754-2233 and from MDI by directing such request to MDI Entertainment, Inc., 201 Ann Street, 5th Fl., Hartford, CT 06103, Attn: Investor Relations; telephone: 860-527-5359.

Contacts: For Scientific Games Investors: Lisa D. Lettieri Scientific Games Corporation 212-754-2233	Scientific Games Media Contact: Shelley Spector Spector Associates, Inc. 212-943-5858	For MDI, Inc.: Thomas Ryan Integrated Corporate Relations 203-222-9013

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  Exhibit 99(a)(5)(d)
REVISED PRESS RELEASE TENDER OFFER FOR MDI ENTERTAINMENT SHARES EXTENDED